SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING BRUSSELS CHICAGO DALLAS GENEVA HONG KONG LONDON	BANK ONE PLAZA 10 S. DEARBORN STREET CHICAGO, ILLINOIS 60603 TELEPHONE 312 853 7000 FACSIMILE 312 853 7036 www.sidley.com FOUNDED 1866	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, D.C.

WRITER’S DIRECT NUMBER (312) 853-7734		WRITER’S E-MAIL ADDRESS wcarlson@sidley.com

September 2, 2005

Mr. H. Roger Schwall Assistant Director Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549-0405

Re:	Response of Kimberly-Clark Corporation to the Staff’s Comment Letter Dated August 19, 2005 File No. 001-00225

Dear Mr. Schwall:

On behalf of our client, Kimberly-Clark Corporation, we are submitting this letter, together with the enclosed document entitled “Response of Kimberly-Clark Corporation to the Staff’s Comment Letter Dated August 19, 2005,” in response to the comments contained in the letter dated August 19, 2005 from the Staff of the Securities and Exchange Commission to the Company.

If you have any questions concerning this letter, please contact the undersigned at (312) 853-7734.

Very truly yours,

/s/ Walter C. Carlson

Walter C. Carlson

WCC:dsd

Enclosure

SIDLEY AUSTIN BROWN & WOOD LLP IS AN ILLINOIS LIMITED LIABILITY PARTNERSHIP

PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN BROWN & WOOD PARTNERSHIPS

RESPONSE OF KIMBERLY-CLARK CORPORATION TO THE STAFF’S COMMENT LETTER DATED AUGUST 19, 2005

This document responds to the Staff’s letter dated August 19, 2005 (the “Staff’s Comment Letter”) to Kimberly-Clark Corporation in which the Staff sought additional information on Kimberly-Clark Corporation’s Form 10-K for the year ended December 31, 2004. References to “We”, “Us”, “Our”, “K-C”, “Kimberly-Clark” or the “Company” in this document or the attachments hereto mean Kimberly-Clark Corporation and all subsidiaries in which it has a controlling financial interest. For convenience, the Staff’s comments are retyped in this document.

We believe the following overview of the operation and related financial accounting and reporting for each synthetic fuel partnership will provide a context whereby the Staff can better understand each of our responses.

Overview - Partnership 1

In April 2003, we executed a series of related agreements (“Partnership 1 Agreements”) to obtain a 49.5 percent interest in an existing synthetic fuel partnership (“Partnership 1”) from the owner-operator of Partnership 1. Partnership 1 is a relatively small entity with total assets at December 31, 2004 of approximately $35 million, which equals 0.2 percent of K-C’s total assets. Pursuant to these initial Partnership 1 Agreements, we were to be allocated 49.5 percent of the total Section 29 synthetic fuel income tax credits (“Credits”) generated by Partnership 1, and we would pay $1.10 for each $1.00 of Credit that was allocated to us by Partnership 1. In the latter part of 2003, the owner-operator of Partnership 1 approached us and negotiations between the parties resulted in amendments to the Partnership 1 Agreements such that our allocation of operating losses and Credits was increased in the early years and returned to 49.5 percent in later years. Throughout the term of the Partnership 1 Agreements we have paid and will continue to pay a total of $1.10 for each Credit allocated to us. Most importantly, in accordance with paragraph 15 of FIN 46R, when the Partnership 1 Agreements were amended, we conducted an analysis which confirmed that at no time were we the primary beneficiary of Partnership 1.

Our obligation to make payments pursuant to the Partnership 1 Agreements is based on the amount of Credits allocated to us from the production of synthetic fuel. The production of synthetic fuel results in operating losses in which we share. Our total obligation, however, is fixed at $1.10 per Credit allocated to us. For example, if operating losses exceed $1.10 per Credit allocated to us, under the terms of the Partnership 1 Agreements, the owner-operator cannot recover any part of the additional operating losses from Kimberly-Clark.

The total dollar amount of Credits available to be allocated varies based upon the production levels of Partnership 1. If production levels increase, we would be allocated additional Credits, and if production levels decline, we would be allocated fewer Credits. In any event, Kimberly-Clark’s cost is fixed at $1.10 per Credit, to the extent that we receive Credits.

The Partnership 1 Agreements require that we make cash payments to Partnership 1 to fund our proportionate share of the operating losses of the partnership subject to the previously mentioned maximum of $1.10 per Credit allocated to us. In the event that our proportionate share of the operating losses of Partnership 1 is less than $1.10 per Credit allocated to us, the Partnership 1 Agreements require that we pay this shortfall directly to the owner-operator (as opposed to making additional payments to Partnership 1). Our combined obligation on a monthly basis equals $1.10 per Credit allocated to us, although payments made by us to Partnership 1 for operating losses vary based upon production levels and changes in operating losses.

We recognize as current period expenses all of the cash payments that we are obligated to make to Partnership 1 and directly to the owner-operator at the time our obligation arises. At that time, we also record the benefit of the Credits generated by the sale of synthetic fuel and the income tax benefits of our cash payments.

Pursuant to the Partnership 1 Agreements, we can, with six months notice, effectively terminate our obligations to the partnership. In addition, in the case of certain adverse events such as a change in the tax law, the partnership can be dissolved with 14 days prior notice without further obligation.

Overview - Partnership 2

In October 2004, we executed a series of related agreements (“Partnership 2 Agreements”) to obtain a 49 percent interest in an existing synthetic fuel partnership (“Partnership 2”) from the owner-operator of Partnership 2. Partnership 2 is a relatively small entity with total assets at December 31, 2004 of approximately $46 million, which equals 0.3 percent of K-C’s total assets. The Partnership 2 Agreements provide that we are allocated 49 percent of the Credits generated by Partnership 2 and we are obligated to pay $0.99 for each $1.00 of Credits allocated to us by Partnership 2.

Our obligation to make payments pursuant to the Partnership 2 Agreements is based on the amount of Credits allocated to us under the Partnership 2 Agreements. The production of synthetic fuel results in operating losses in which we share. Our total obligation, however, is fixed at $0.99 per Credit allocated to us. For example, if operating losses exceed $0.99 per Credit allocated to us, the owner-operator cannot recover any part of the additional operating losses from Kimberly-Clark.

The total dollar amount of Credits available to be allocated varies based upon the production levels of Partnership 2. If production levels increase, we would be allocated additional Credits, and if production levels decline, we would be allocated fewer Credits. In any event, Kimberly-Clark’s cost is fixed at $0.99 per Credit, to the extent that we receive Credits.

The Partnership 2 Agreements require that we make cash payments to Partnership 2 to fund our proportionate share of the operating losses of the partnership subject to the previously mentioned maximum of $0.99 per Credit allocated to us. In the event that our proportionate share of the operating losses of Partnership 2 is less than $0.99 per Credit allocated to us, the Partnership 2 Agreements require us to pay this shortfall directly to the owner-operator (as opposed to making additional payments to Partnership 2). Our combined obligation on a quarterly basis equals $0.99 per Credit allocated to us, although payments made by us to Partnership 2 for operating losses vary based upon production levels and changes in operating losses.

We recognize as current period expenses all of the cash payments we are obligated to make to Partnership 2 and directly to the owner-operator at the time our obligation arises. At that time, we also record the benefit of the Credits generated by the sale of synthetic fuel and the income tax benefits of those cash payments.

Pursuant to the Partnership 2 agreement, we can, with six months prior notice, exit the partnership with no further obligation to make any payments provided that our continuing participation in Partnership 2 would have a “material adverse effect” on Kimberly-Clark. In addition, in the case of adverse events such as a change in the tax law, we can exit the partnership immediately without further obligation.

In summary, the only substantive differences between Partnership 1 and Partnership 2 are the total consideration that we pay to each partnership and directly to the owner-operator ($1.10 per Credit in Partnership 1 and $0.99 per Credit in Partnership 2) and the conditions under which we can terminate our participation.

Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 45

Note 13, Synthetic Fuel Partnership, page 67

Staff Comment:

1.	Tell us how you calculated the Total Project Present Values presented in Exhibits A and B. Specifically, address the following:

•	Detail for us the assumptions regarding production volume, sales price of the synthetic fuel produced, revenue inflation and cost inflation associated with the base outcomes used for your Monte Carlo analyses.

•	Detail for us the same assumptions associated with the expected average outcomes from your Monte Carlo analyses.

•	Provide us the details of how revenues, production costs, other operating costs, operating losses, Section 29 tax credits and tax benefits of operating losses are allocated among the partners to arrive at the probability weighted present value of cash flows and the expected losses and/or expected residual returns. Provide us an example of such an allocation for the average probability weighted present value values of cash flows you have presented in Exhibits A and B.

•	Clarify how you addressed the scheduled expirations of the Section 29 tax credits in your assumptions.

Company Response:

Total project present values displayed on Attachments A and B in our June 7, 2005 response were based on the following eight cash flow inputs to the Monte Carlo model:

1.	Operating losses of each partnership were determined based on estimated production volumes, selling prices and production costs including selling, general and administrative costs. Prices and costs were inflated based on the inflation assumptions below. Operating losses were aggregated over the term of the agreements.

2.	The funding of operating losses was allocated to each participant based on the Partnership 1 and 2 Agreements.

3.	The income tax benefits of the operating losses within each partnership were calculated and allocated to each participant based on the funding of the operating losses determined in Step 2.

4.	Total tax Credits were calculated based on the estimated production volume and allocated to each participant based on the Partnership 1 and 2 Agreements.

5.	The additional payments required to be made directly to the owner-operator by K-C were based on the operating loss per Credit allocated to K-C compared with the fixed price per Credit of $1.10 for Partnership 1 and $0.99 for Partnership 2. These additional payments together with related tax effects were allocated from K-C to the owner-operator.

6.	The additional payments required to be made directly to the owner-operator by the unrelated investor in each partnership were estimated and allocated from such investor and to the owner-operator, together with related tax effects.

7.	Management fees for the owner-operator of each partnership were estimated and allocated to them.

8.	The income tax effects for the owner-operator were estimated and allocated to them.

Each of the above cash flows were estimated by quarter and discounted back to their present value based on the yield curve for U.S. Treasury instruments.

	Base Case Assumptions	Probability-Weighted Average Outcomes
Partnership 1
Quarterly estimated production volume	1.5 million tons	1.4 million tons
Sales price per ton	$30.24	$30.22
Total cost per ton	$45.00	$45.43
Annual revenue and cost inflation rates	1.5%	1.5%

Partnership 2
Quarterly estimated production volume	1.17 million tons	1.1 million tons
Sales price per ton	$30.24	$30.20
Total cost per ton	$45.74	$45.73
Annual revenue and cost inflation rates	1.6%	1.5%

•	See Attachment A and B for examples of the allocation of cash flows to the participants in Partnership 1 and Partnership 2. The examples presented conform to Lines 4990 of Exhibits A and B to our June 7, 2005 response.

•	Prior to December 31, 2007, we included all Credits generated from the production of synthetic fuel in our FIN 46R cash flow analysis. Section 29 synthetic fuel income tax credit expires on December 31, 2007 and our cash flow analysis for each partnership ended on that date.

Staff Comment:

2.	Tell us the total amount of revenues, production costs, operating losses and tax credits and the corresponding amounts of operating losses and tax credits allocated to each ownership interest for both of your synthetic fuel partnerships for the years ended 2003 and 2004. Quantify for us any payments made directly to the owner/manager outside of the partnership agreements in each of these years.

Company Response:

See Attachment C for payments made to the owner-operators pursuant to the Partnership 1 Agreements and Partnership 2 Agreements. We did not enter into Partnership 2 until 2004, so we have presented no data for 2003. Pursuant to the Partnership 1 Agreements, the operating losses and Credits allocated to us in Partnership 1 were increased in 2003 and 2004 and returned to 49.5 percent in later years. There were no other payments made to the owner-operators outside the Partnership 1 Agreements and Partnership 2 Agreements.

Staff Comment:

3.	We note in footnote 3 of your response you indicate that in late 2004 you refined the method used to perform the cash flow analysis of one of your synthetic fuel partnerships concluding that payments made to the owner/manager outside of the operation of the partnership entity should be included in the cash flow analysis. Tell us the following regarding these payments:

•	Tell us what these payments represented.

•	Tell us if these additional payments impacted the allocation of operating losses and tax credits for the partnership, and if so, explain to us how the allocation changed.

•	Confirm for us that you are not required to make similar payments to the owner/manager of Partnership 2.

Company Response:

We refined our method used to perform the cash flow analysis of Partnership 1 and, in addition to payments made to Partnership 1, we included payments made directly to the owner-operator as required by the Partnership 1 Agreements. No refinement of the cash flow analysis was required for Partnership 2, as all payments made to Partnership 2 and to the owner-operator were included in the initial analysis.

•	In the event that the operating losses per dollar of Credit allocated to us are less than our fixed dollar limitation of $1.10 and $0.99 for Partnership 1 and Partnership 2, respectively, the Partnership 1 and 2 Agreements require that we pay any shortfall directly to the owner-operators (as opposed to making additional payments to the partnerships).

•	The additional payments have no effect on the allocation of operating losses and Credits for either partnership. In Partnership 1, we pay a fixed dollar amount of $1.10 per Credit allocated to us. In Partnership 2, we pay a fixed dollar amount of $0.99 per Credit allocated to us. Our funding of operating losses of each partnership is based on the proportion of Credits allocated to us pursuant to the provisions of the Partnership 1 and 2 Agreements compared to the total Credits generated from the production of synthetic fuel, subject to the limits described above. Including or excluding the payments we made directly to the owner-operator of Partnership 1 did not change the FIN 46R determination of whether or not we were the primary beneficiary of Partnership 1. In either case, we were not the primary beneficiary of Partnership 1.

•	Pursuant to the Partnership 2 Agreements, we are required to make payments directly to the owner-operator of Partnership 2 whenever the operating losses per Credit generated are less than $0.99 per Credit. These payments were properly included in the variable interest cash flow analysis.

Staff Comment:

4.	Tell us if any guarantees or other agreements exist outside of the partnership agreements. If so, please provide us with the details.

Company Response:

We have entered into no guarantees or other agreements outside the Partnership Agreements for either Partnership 1 or Partnership 2.

Staff Comment:

5.	You indicate that your expected share of losses and expected residual returns is less than your ownership due to contractual provisions which limit your share of production costs to a fixed dollar amount per dollar of tax credit generated. Tell us if your fixed share of production costs is subject to any conditions and whether a change in any condition(s) would cause an adjustment to the fixed amount.

Company Response:

As stated in the Overview of Partnership 1 and Partnership 2, the contractual provisions of both Partnership Agreements limit our proportional share of operating losses of each partnership and direct payments to the respective owner-operators to a fixed dollar amount per Credit allocated to us. The limitation on our proportional share of operating losses and direct payments to the respective owner-operators to a fixed dollar amount per Credit allocated to us is not subject to any conditions.

The second sentence on page 3 of our June 7, 2005 response intended the use of “… our share of the costs of the partnership…” to mean “… our share of the operating losses of the partnership…” Emphasis added. As indicated previously, we fund a proportionate share of the operating losses, not operating costs.

Staff Comment:

6.	You indicate that the amounts of cash funding for your partnerships represented your share of the operating losses of these entities. Confirm for us that you did not provide any consideration for your minority interests in both these partnerships.

Company Response:

We charge to Kimberly-Clark’s earnings all of the cash payments that we are obligated to make to each partnership and those we are obligated to make directly to each of the owner-operators at the time that our obligation arises. At the inception of Partnership 1 and Partnership 2, we made cash payments to the owner-operators of $2 million and $1 million, respectively. We expensed these amounts at the time these payments were made. We have not provided any other consideration to the partnerships or the owner-operators. Because we expensed the initial payments of $2 million and $1 million at the time they were made, we have no investment in either partnership recorded on the Company’s consolidated balance sheet at December 31, 2004.

Staff Comment:

7.	Tell us if any of the other investors or the manager of the two synthetic fuel partnership is a related party as that term is defined in SFAS 57 and whether certain other parties are acting as de facto agents or de facto principals as defined in paragraph 16 of FIN 46(R).

Company Response:

Neither the owner-operators nor the other investors in the partnerships are a related party of Kimberly-Clark or any of its affiliated entities, as that term is used in SFAS 57, Related Party Disclosures. Furthermore, as it relates to K-C, none of the other parties in either partnership are acting as de facto agents or de facto principals as defined in paragraph 16 of FIN 46(R).

Partnership 1 - Allocation of Cash Flows	Attachment A

Projected Partnership 1 Operating Losses	Jan. 2005 to Dec. 31, 2007
Total revenue (1)	$551,940,440
Total operating expenses (2)	817,767,228

Partnership 1 operating losses	$(265,826,789)

Projected Cash Flows of Participants
Cash Inflow (Outflow)	K-C	Unrelated Investor	Owner Operator	Total
Non-discounted Cash Flows
Tax Credits	$274,228,067	$219,067,772	$47,612,241	$540,908,080
Income tax effects (3)	138,703,420	82,231,226	(96,291,591)	124,643,056
Funding of partnership operating losses	(134,729,409)	(107,659,849)	(23,437,530)	(265,826,789)
Payments to owner-operator	(166,921,464)	(144,268,089)	311,189,553	—
Management fees paid from Partnership 1	—	—	4,857,386	4,857,386

Total Non-discounted cash flows	$111,280,613	$49,371,061	$243,930,059	$404,581,733

Discounted cash flows	$101,164,325	$44,572,108	$225,697,629	$371,434,062

(1)	Partnership 1 revenue is determined from sales price per unit times sales volume, adjusted for estimated inflation.
(2)	Partnership 1 operating expenses are determined by individual cost component, adjusted for inflation where appropriate.
(3)	Includes tax effects from Partnership 1 operating losses and payments made directly to the owner-operator.

Note: Funding of Partnership 1 operating losses, payments to owner-operator, allocation of synthetic fuel tax credits and management fees paid from Partnership 1 are allocated in the Monte Carlo analysis based upon the terms of the Partnership 1 Agreements. Based upon these allocations, the related net tax benefits are calculated for each individual participant and allocated to each participant.

Partnership 2 - Allocation of Cash Flows	Attachment B

Projected Partnership 2 Operating Losses	Oct. 2004 to Dec. 31, 2007
Total revenue (1)	$470,052,152
Total operating expenses (2)	700,873,175

Partnership 2 operating losses	$(230,821,022)

Projected Cash Flows of Participants

Cash Inflow (Outflow)	K-C	Unrelated Investor	Owner Operator	Total
Non-discounted Cash Flows
Tax Credits	$189,084,205	$189,084,205	$7,717,723	$385,886,133
Income tax effects (3)	65,867,677	39,585,805	(65,293,505)	40,159,977
Funding of partnership operating losses	(113,102,301)	(113,102,301)	(4,616,420)	(230,821,022)
Payments to owner-operator	(74,091,062)	(32,039,943)	106,131,005	—
Management fees paid from Partnership 2	—	—	85,038,287	85,038,287

Total Non-discounted cash flows	$67,758,519	$83,527,767	$128,977,090	$280,263,375

Discounted cash flows	$63,471,626	$78,426,846	$121,020,020	$262,918,492

(1)	Partnership 2 revenue is determined from sales price per unit times sales volume, adjusted for estimated inflation.
(2)	Partnership 2 operating expenses are determined by individual cost component, adjusted for inflation where appropriate.
(3)	Includes tax effects from Partnership 2 operating losses and payments made directly to the owner-operator.

Note: Funding of Partnership 2 operating losses, payments to owner-operator, allocation of synthetic fuel tax credits and management fees paid from Partnership 2 are allocated in the Monte Carlo analysis based upon the terms of the Partnership 2 Agreements. Based upon these allocations, the related net tax benefits are calculated for each individual participant and allocated to each participant.

Response to Question 2	Attachment C

Dollars in Millions	Apr-Dec 2003*	Year 2004
Partnership 1
Revenues	$134.0	$206.8
Production Costs	203.2	291.0

Operating Losses	$(69.2)	$(84.2)

Operating Losses Allocation per Partnership Agreements
Kimberly-Clark (a)	$(48.8)	$(60.7)
Unrelated Investor	(19.7)	(22.6)
Unrelated Owner-Operator	(0.7)	(0.9)

Total Operating Loss	$(69.2)	$(84.2)

Tax Credit Allocation per Partnership Agreements
Kimberly-Clark	$94.1	$129.8
Unrelated Investor	36.4	52.3
Unrelated Owner-Operator	1.3	1.8

Total Tax Credits	$131.8	$183.9

K-C Payments Direct to Unrelated Owner-Operator	$58.3	$86.2

Dollars in Millions	Oct-Dec 2004*
Partnership 2
Revenues	$40.3
Production Costs	60.1

Operating Losses	$(19.8)

Operating Losses Allocation per Partnership Agreements
Kimberly-Clark (a)	$(9.7)
Unrelated Investor	(9.7)
Unrelated Owner-Operator	(0.4)

Total Operating Loss	$(19.8)

Tax Credit Allocation per Partnership Agreements
Kimberly-Clark	$15.2
Unrelated Investor	15.2
Unrelated Owner-Operator	0.6

Total Tax Credits	$31.0

K-C Payments Direct to Unrelated Owner-Operator	$4.6

(a)	Operating losses allocated to K-C differ slightly from those reported in K-C’s annual report due to (i) depreciation allocated to K-C that K-C is not obligated to fund and (ii) estimates made in the preparation of K-C’s annual report prior to each partnership finalizing its accounts.

*	For the portion of the year that K-C was a participant in the partnership.